SHEARMAN & STERLING LLP

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DUSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
[redacted]

03037875

November 26, 2003

BY HAND DELIVERY

RECD S.E.C.
NOV 28 2003
1086

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

SUPPL

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed (i) a consolidated income statement for the three and six months ended September 30, 2003, (ii) a report of the fleet as of September 2003 and (iii) unaudited consolidated financial statements for the half year ended September 30, 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

dw 12/3 Linda Hesse

Linda A. Hesse

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

AIR FRANCE GROUP

CONSOLIDATED INCOME STATEMENT

In € millions	Second quarter ended			Half year ended			09.30.2003	
	09.30.2003	09.30.2002 Pro forma	Variation	09.30.2003	09.30.2002 Pro forma	Variation	Second quarter	Half year
Operating revenues								
Scheduled passenger	2 476	2 505	-1,2%	4 779	5 059	-5,5%	2 505	5 059
Other passenger revenues	196	209	-6,2%	387	411	-5,8%	209	411
Total Passenger	*2 672*	*2 714*	*-1,5%*	*5 166*	*5 470*	*-5,6%*	*2 714*	*5 470*
Cargo	309	310	-0,3%	615	643	-4,4%	310	643
Other cargo revenues	40	37	8,1%	77	80	-3,8%	37	80
Total Cargo	*349*	*347*	*0,6%*	*692*	*723*	*-4,3%*	*347*	*723*
Maintenance	129	138	-6,5%	263	287	-8,4%	138	287
Others	34	37	-8,1%	72	71	1,4%	37	71
Total operating revenues	**3 184**	**3 236**	**-1,6%**	**6 193**	**6 551**	**-5,5%**	**3 236**	**6 551**
Operating charges								
Aircraft fuel	(326)	(327)	-0,3%	(657)	(680)	-3,4%	(327)	(680)
Chartering costs	(97)	(104)	-6,7%	(193)	(207)	-6,8%	(104)	(207)
Aircraft operating lease costs	(117)	(127)	-7,9%	(239)	(269)	-11,2%	(127)	(269)
Landing fees & en route charges	(233)	(233)	0,0%	(454)	(475)	-4,4%	(233)	(475)
Catering	(82)	(84)	-2,4%	(154)	(168)	-8,3%	(84)	(168)
Handling charges & other operating costs	(199)	(197)	1,0%	(379)	(384)	-1,3%	(197)	(384)
Aircraft maintenance costs	(91)	(118)	-22,9%	(186)	(250)	-25,6%	(163)	(329)
Commercial & distribution costs	(277)	(297)	-6,7%	(533)	(602)	-11,5%	(297)	(602)
Other external expenses	(294)	(306)	-3,9%	(578)	(600)	-3,7%	(306)	(600)
External expenses	**(1 716)**	**(1 793)**	**-4,3%**	**(3 373)**	**(3 635)**	**-7,2%**	**(1 838)**	**(3 714)**
Salaries & related costs	(1 007)	(946)	6,4%	(2 025)	(1 929)	5,0%	(956)	(1 951)
Taxes other than income tax	(38)	(44)	-13,6%	(88)	(91)	-3,3%	(44)	(91)
Gross operating result before aircraft operating lease costs	**540**	**580**	**-6,9%**	**946**	**1 165**	**-18,8%**	**525**	**1 064**
Gross operating result	**423**	**453**	**-6,6%**	**707**	**896**	**-21,1%**	**398**	**795**
Charge to depreciation/amortization, net	(300)	(302)	-0,7%	(604)	(601)	0,5%	(244)	(483)
Charge to operating provisions, net	(23)	(22)	4,5%	(14)	(34)	-58,8%	(23)	(29)
Other income and charges, net	0	10	-100,0%	(2)	10	-120,0%	10	10
Total operating charges	**(3 084)**	**(3 097)**	**-0,4%**	**(6 106)**	**(6 280)**	**-2,8%**	**(3 095)**	**(6 258)**
E.B.I.T	**100**	**139**	**-28,1%**	**87**	**271**	**-67,9%**	**141**	**293**
Gain on disposal of flight equipment, net	(3)	5	-160,0%	1	18	-94,4%	5	18
Operating income	**97**	**144**	**-32,6%**	**88**	**289**	**-69,6%**	**146**	**311**
Restructuring costs	**(5)**	**0**	**N.A**	**(11)**	**(12)**	**-8,3%**	**0**	**(12)**
Financial income	14	24	-41,7%	20	34	-41,2%	21	34
Financial expenses	(36)	(45)	-20,0%	(71)	(86)	-17,4%	(42)	(86)
Foreign exchange losses, net	(3)	0	N.A	25	30	-16,7%	0	30
Net (charge) release to provisions	9	(16)	-156,3%	20	(19)	-205,3%	(16)	(19)
Net financial charges	**(16)**	**(37)**	**-56,8%**	**(6)**	**(41)**	**-85,4%**	**(37)**	**(41)**
Gain on disposals of subsidiaries and affiliates	0	0	N.A	0	4	-100,0%	0	4
Pretax income (loss)	**76**	**107**	**-29,0%**	**71**	**240**	**-70,4%**	**109**	**262**
Share in net income of equity affiliates	12	8	50,0%	22	21	4,8%	8	21
Amortization of goodwill	(4)	(4)	0,0%	(8)	(8)	0,0%	(4)	(8)
Income (loss) before income taxes and minority interests	**84**	**111**	**-24,3%**	**85**	**253**	**-6[illegible],4%**	**113**	**275**
Income tax	(36)	(56)	-35,7%	(32)	(51)	-3[illegible]%	(57)	(59)
Income (loss) before minority interests	**48**	**55**	**-12,7%**	**53**	**202**	**-73,8%**	**56**	**216**
Minority interests	0	1	-100,0%	(1)	0	N.A	1	0
NET INCOME (LOSS)	**48**	**56**	**-14,3%**	**52**	**202**	**-74,3%**	**57**	**216**

FLEET AS OF SEPTEMBER 2003

AIR FRANCE FLEET

Aircraft	Owned	Finance lease	Operating lease	TOTAL 30/09/03	In operation 30/09/03
Concorde	-	-	-	-	-
B747-400	12	1	2	15	15
B747-300/200	7	-	2	9	9
B777-200	14	2	9	25	25
A340-300	8	6	8	22	22
A330-200	1	1	8	10	10
B767-300	1	-	-	1	-
Long-haul fleet	**43**	**10**	**29**	**82**	**81**
B747-400	1	-	2	3	3
B747-200	5	1	4	10	10
Cargo	**6**	**1**	**6**	**13**	**13**
A321	8	2	3	13	13
A320	44	5	17	66	66
A319	17	4	18	39	39
B737-300/500	4	5	21	30	30
Medium-haul fleet	**73**	**16**	**59**	**148**	**148**
Total	**122**	**27**	**94**	**243**	**242**

REGIONAL FLEET

BRIT AIR

Aircraft	Owned	Finance lease	Operating lease	TOTAL 30/09/03	In operation 30/09/03
ATR42-300	-	-	2	2	-
Canadair Jet 100	2	11	6	19	19
Canadair Jet 700	1	9	-	10	10
F100-100	1	-	7	8	8
Total	**4**	**20**	**15**	**39**	**37**

CITY JET

Aircraft	Owned	Finance lease	Operating lease	TOTAL 30/09/03	In operation 30/09/03
BAE146-200	1	-	11	12	12
Total	**1**		**11**	**12**	**12**

REGIONAL

Aircraft	Owned	Finance lease	Operating lease	TOTAL 30/09/03	In operation 30/09/03
BEECH1900	7	1	1	9	-
EMB120-ER	-	6	10	16	14
EMB135-ER	-	5	4	9	9
EMB145-EU/MP	1	7	17	25	25
F100-100	-	-	6	6	6
SAAB 2000	-	-	8	8	6
Total	**8**	**19**	**46**	**73**	**60**

Total Regional	**13**	**39**	**72**	**124**	**109**
TOTAL AIR FRANCE GROUP	**135**	**66**	**166**	**367**	**351**

Air France Group

FINANCIAL STATEMENTS

Air France Group

CONSOLIDATED INCOME STATEMENTS

In € millions

Half year ended September 30,	Notes	2003	2002 Pro forma	2002	Year ended March 31, 2003
Operating revenues	3	**6,193**	**6,551**	**6,551**	**12,687**
External expenses	4	(3,373)	(3,635)	(3,714)	(7,174)
Salaries & related costs	5	(2,025)	(1,929)	(1,951)	(3,856)
Taxes other than income tax		(88)	(91)	(91)	(187)
Gross operating result		**707**	**896**	**795**	**1,470**
Charge to depreciation/amortization, net	6	(604)	(601)	(483)	(1,195)
Charge to operating provisions, net	6	(14)	(34)	(29)	(115)
Gain on disposal of flight equipment, net		1	18	18	30
Other income and charges, net		(2)	10	10	2
Operating income		**88**	**289**	**311**	**192**
Restructuring costs		(11)	(12)	(12)	(13)
Net financial charges	7	(6)	(41)	(41)	(85)
Gains on disposals of subsidiaries and affiliates, net		-	4	4	4
Pretax income (loss)		**71**	**240**	**262**	**98**
Share in net income of equity affiliates		22	21	21	29
Amortization of goodwill		(8)	(8)	(8)	(16)
Income (loss) before income taxes and minority interests		**85**	**253**	**275**	**111**
Income tax	8	(32)	(51)	(59)	13
Income (loss) before minority interests		**53**	**202**	**216**	**124**
Minority interests		(1)	-	-	(4)
NET INCOME (LOSS)		**52**	**202**	**216**	**120**
Earnings (loss) per issued share		0.24	0.92	0.98	0.55
Earnings (loss) per share	9				
- basic		0.24	0.93	0.99	0.55
- diluted		0.24	0.93	0.99	0.55

Air France Group

CONSOLIDATED BALANCE SHEETS

In € millions

ASSETS as of	Notes	09.30.2003	03.31.2003	03.31.2002
Consolidation goodwill		103	112	125
Intangible fixed assets		159	171	190
Flight equipment	10	6,944	7,284	7,446
Other property and equipment	10	924	878	847
Investments in equity affiliates		312	316	303
Other investments		257	260	237
Total fixed assets		**8,699**	**9,021**	**9,148**
Inventory		209	220	266
Trade receivables		1,574	1,432	1,495
Income tax receivable		82	111	80
Other accounts receivable		553	592	712
Marketable securities		1,130	1,039	1,408
Cash		241	193	255
Total current assets		**3,789**	**3,587**	**4,216**
Total assets		**12,488**	**12,608**	**13,364**

Air France Group

CONSOLIDATED BALANCE SHEETS (CONTINUED)

In € millions

LIABILITIES AND STOKHOLDERS' EQUITY as of	Notes	09.30.2003	03.31.2003	03.31.2002
Common stock	11	1,868	1,868	1,868
Additional paid-in capital		261	261	261
Retained earnings (accumulated deficit)	11	1,896	1,862	1,813
Cumulative translation adjustment		(3)	3	19
Stockholders' equity		**4,022**	**3,994**	**3,961**
Minority interests		29	33	29
Stockholders' equity and minority interests		**4,051**	**4,027**	**3,990**
Provisions for liabilities and charges	12	1,051	1,095	937
Short and long-term debt and capital leases	13	4,186	4,147	4,616
Trade payables		1,204	1,375	1,525
Income tax liability		4	5	22
Advance ticket sales		807	901	1,024
Other payables		1,185	1,058	1,250
Total liabilities		**8,437**	**8,581**	**9,374**
Total liabilities and stockholders' equity		**12,488**	**12,608**	**13,364**

Air France Group

STATEMENTS OF MOVEMENTS IN STOCKHOLDERS' EQUITY

In € millions

Before allocation of income	Number of shares comprising common stock	Common stock	Add'l paid-in capital	Réserves	Treasury Stock	Translation differences	Stockholders' equity	Minority interests	Stockholders' equity and minority interests
March 31, 2001	**219,780,887**	**1,868**	**261**	**1,723**	**-**	**22**	**3,874**	**25**	**3,899**
Dividends paid				(61)			(61)	(5)	(66)
Merger				(2)			(2)		(2)
Translation differences						(3)	(3)	-	(3)
Current year net income (loss)				153			153	3	156
Changes in scope of consolidation							-	6	6
March 31, 2002	**219,780,887**	**1,868**	**261**	**1,813**	**-**	**19**	**3,961**	**29**	**3,990**
Dividends paid				(28)			(28)	(2)	(30)
Change in treasury stock					(25)		(25)		(25)
Impact of changes in accounting policies				(18)			(18)		(18)
Translation differences						(16)	(16)	(1)	(17)
Current year net income (loss)				120			120	4	124
Changes in scope of consolidation							-	3	3
March 31, 2003	**219,780,887**	**1,868**	**261**	**1,887**	**(25)**	**3**	**3,994**	**33**	**4,027**
Dividends paid				(18)			(18)	(4)	(22)
Change in treasury stock							-		-
Translation differences						(6)	(6)	(1)	(7)
Net income for the period				52			52	1	53
Changes in scope of consolidation							-		-
September 30, 2003	**219,780,887**	**1,868**	**261**	**1,921**	**(25)**	**(3)**	**4,022**	**29**	**4,051**
Proposed dividends							-		

Air France Group

CONSOLIDATED STATEMENT OF CASH FLOWS

In € millions

Half year ended September 30,	Notes	2003	2002 Pro forma	2002	Year ended 03.31.2003
Cash flows from operating activities		**346**	**703**	**602**	**1,115**
Gross operating result		707	896	795	1,470
Other income (expenses) received (paid)		(27)	(8)	(8)	(50)
Foreign exchange gains (losses)		2	(2)	(2)	(9)
Operating cash flows		**682**	**886**	**785**	**1,411**
Changes in working capital		(246)	(116)	(116)	(150)
Restructuring expenditure		(14)	(6)	(6)	(12)
Interest paid		(89)	(105)	(105)	(189)
Interest received		18	39	39	58
Income tax paid (received)		(5)	5	5	(3)
Cash flows from investing activities		**(276)**	**(583)**	**(482)**	**(1,074)**
Acquisitions of subsidiaries		(1)	(14)	(14)	(46)
Purchase of tangible and intangible fixed assets		(484)	(734)	(633)	(1,410)
Disposals of subsidiaries		9	8	8	8
Proceeds on disposal of tangible and intangible assets		186	141	141	357
Dividends received		14	16	16	17
Cash flows from financing activities		**214**	**(449)**	**(449)**	**(415)**
Issuance of common skock		-	4	4	5
New debts		640	271	271	834
Repayment of debts		(294)	(381)	(381)	(745)
Repayment of capital lease obligations		(106)	(161)	(161)	(508)
Net decrease (increase) in loans		7	(10)	(10)	(29)
Net decrease (increase) in short-term investments		(11)	(144)	(144)	62
Dividends paid		(22)	(28)	(28)	(34)
Translation differences		**(2)**	**-**	**-**	**(1)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**282**	**(329)**	**(329)**	**(375)**
Opening cash and cash equivalents	17	672	1,047	1,047	1,047
Closing cash and cash equivalents	17	954	718	718	672

NOTES TO THE FINANCIAL STATEMENTS

Air France Group

1. ACCOUNTING POLICIES

The interim Group consolidated financial statements have been prepared in accordance with prevailing French accounting regulations applicable to interim periods and the accounting rules and methods adopted for the preparation of the financial statements for the year ended March 31, 2003.

Comparisons are made on a pro forma basis, the figures for the half-year ended September 30, 2002 having been restated according to IAS 16 /SIC 23 for major repairs. The standards were used for the first time at the end of 2002-03.
With respect to the published figures for the 2002-03 first half, the impact of the change in the method on net income amounts to EUR 14 million, reducing the published result from EUR 216 million to EUR 202 million and breaking down as follows:

- Aircraft maintenance costs: -EUR 79 million
- Personnel costs: -EUR 22 million
- Depreciation, amortization and provisions: +EUR 123 million
- Taxes: -EUR 8 million

2. CHANGES IN THE SCOPE OF CONSOLIDATION

As of September 30, 2003, the Group comprised 78 companies, of which 61 are fully consolidated and 16 companies are equity affiliates. The list of companies within the scope of consolidation is shown in note 18.

During the half-year, 18 companies were created, under the Uileag Holding Company Ltd. Group, as part of the securitization of aeronautic assets finalized in July 2003.

3. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AERA

3.1 - Information by sector of activity

In € millions

Half year ended September 30,	2003		2002		
	Operating revenues	Operating income	Operating revenues	Operating income Pro forma	Operating income
Passenger	5,166	68	5,470	234	239
Cargo	692	(8)	723	(3)	(7)
Maintenance	263	34	287	42	64
Others	72	(6)	71	16	15
Total	**6,193**	**88**	**6,551**	**289**	**311**

In the first half of 2003-04, revenue totaled EUR 6.19 billion, down EUR 358 million (of which EUR [274] million was attributable to foreign exchange losses) compared to the same period in the previous year.

For the period ended September 30, 2003, operating income totaled EUR 88 million, down EUR 201 million compared to the first half of the previous year. This breaks down into operating incomes of EUR 68 million for the passenger activity and EUR 34 million for the maintenance activity, while a loss of EUR 8 million was recognized for the cargo activity.
Other activities dropped by EUR 22 million compared to the previous year, due to lower proceeds from aircraft disposals (EUR 1 million compared to EUR 18 million for the period ended September 30, 2002).

Air France Group

3.2 - Analysis of operating revenues by geographical area of sale

In € millions

	Metropolitan France		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Half year ended September 30, 2003													
Scheduled passenger	2,258	(47.3%)	209	(4.4%)	1,020	(21.3%)	310	(6.5%)	660	(13.8%)	322	(6.7%)	4,779
Other passenger revenues	235	(60.7%)	14	(3.6%)	75	(19.4%)	18	(4.7%)	28	(7.2%)	17	(4.4%)	387
Total Passenger	2,493	(48.3%)	223	(4.3%)	1,095	(21.2%)	328	(6.3%)	688	(13.3%)	339	(6.6%)	5,166
Cargo	181	(29.4%)	20	(3.3%)	147	(23.9%)	46	(7.5%)	67	(10.9%)	154	(25.0%)	615
Other cargo revenues	24	(31.2%)	5	(6.4%)	19	(24.7%)	4	(5.2%)	16	(20.8%)	9	(11.7%)	77
Total Cargo	205	(29.6%)	25	(3.6%)	166	(24.0%)	50	(7.2%)	83	(12.0%)	163	(23.6%)	692
Maintenance	260	(98.9%)	-	-	-	-	-	-	-	-	3	(1.1%)	263
Others	64	(88.9%)	7	(9.7%)	-	-	1	(1.4%)	-	-	-	-	72
Total	3,022	(48.8%)	255	(4.1%)	1,261	(20.4%)	379	(6.1%)	771	(12.4%)	505	(8.2%)	6,193
Half year ended September 30, 2002													
Scheduled passenger	2,236	(44.2%)	190	(3.8%)	1,055	(20.8%)	333	(6.6%)	804	(15.9%)	441	(8.7%)	5,059
Other passenger revenues	227	(55.2%)	13	(3.2%)	99	(24.1%)	17	(4.1%)	33	(8.0%)	22	(5.4%)	411
Total Passenger	2,463	(45.0%)	203	(3.7%)	1,154	(21.1%)	350	(6.4%)	837	(15.3%)	463	(8.5%)	5,470
Cargo	174	(27.1%)	25	(3.9%)	162	(25.2%)	48	(7.4%)	67	(10.4%)	167	(26.0%)	643
Other cargo revenues	22	(27.5%)	5	(6.2%)	21	(26.3%)	5	(6.2%)	17	(21.3%)	10	(12.5%)	80
Total Cargo	196	(27.2%)	30	(4.1%)	183	(25.3%)	53	(7.3%)	84	(11.6%)	177	(24.5%)	723
Maintenance	283	(98.6%)	-	-	-	-	-	-	-	-	4	(1.4%)	287
Others	62	(87.3%)	9	(12.7%)	-	-	-	-	-	-	-	-	71
Total	3,004	(45.8%)	242	(3.7%)	1,337	(20.4%)	403	(6.2%)	921	(14.1%)	644	(9.8%)	6,551

3.3 - Analysis of operating revenues by geographical area of destination

In € millions

	Metropolitan France		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Half year ended September 30, 2003													
Scheduled passenger	997	(20.8%)	536	(11.2%)	1,276	(26.7%)	524	(11.0%)	994	(20.8%)	452	(9.5%)	4,779
Cargo	21	(3.5%)	75	(12.2%)	67	(10.9%)	74	(12.0%)	170	(27.6%)	208	(33.8%)	615
Total	1,018	(18.9%)	611	(11.3%)	1,343	(24.9%)	598	(11.1%)	1,164	(21.6%)	660	(12.2%)	5,394
Half year ended September 30, 2002													
Scheduled passenger	954	(18.9%)	456	(9.0%)	1,350	(26.7%)	569	(11.2%)	1,110	(21.9%)	620	(12.3%)	5,059
Other passenger revenues	12	(1.9%)	75	(11.7%)	45	(7.0%)	78	(12.1%)	197	(30.6%)	236	(36.7%)	643
Total	966	(17.0%)	531	(9.3%)	1,395	(24.5%)	647	(11.3%)	1,307	(22.9%)	856	(15.0%)	5,702

Air France Group

4. EXTERNAL EXPENSES

In € millions

Half year ended September 30,	2003	2002 Pro forma	2002	Variation
Aircraft fuel	657	680	680	-3.4%
Chartering costs	193	207	207	-6.8%
Aircraft operating lease costs	239	269	269	-11.2%
Landing fees and en route charges	454	475	475	-4.4%
Catering	154	168	168	-8.3%
Handling charges and other operating costs	379	384	384	-1.3%
Aircraft maintenance costs	186	250	329	-25.6%
Commercial and distribution costs	533	602	602	-11.5%
Other external expenses	578	600	600	-3.7%
Total	**3,373**	**3,635**	**3,714**	**-7.2%**

External charges dropped by EUR 262 million (7.2%) on a comparable accounting policies basis. The principal headings are as follows:

. Commercial and distribution costs decreased by EUR 69 million (11.5%), due to the decline in travel agency commissions, and reservation system and advertising costs;

. Aircraft maintenance costs dropped by EUR 64 million (25.6%), mainly due to the depreciation of the dollar, lower activity and the retirement of Concorde;

. Operating lease charges fell by 11.2% (EUR 30 million), mainly due to the depreciation of the dollar;

. Fuel costs dropped by 3.4% (EUR 23 million), due to a favorable 15.8% dollar effect, lower fuel consumption (down 1.9%) and, finally, an increase in the acquisition price after hedging at 14.0%.

5. SALARIES AND NUMBER OF EMPLOYEES

5.1 - Salaries and related costs

In € millions

Half year ended September 30,	2003	2002 Pro forma	2002	Variation
By cost category				
Wages and salaries	1,511	1,452	1,452	4.1%
Pension contributions	118	113	113	4.4%
Social security contributions	431	399	399	8.0%
Amount capitalized	(35)	(35)	(13)	0.0%
Total	**2,025**	**1,929**	**1,951**	**5.0%**
By geographical area				
France	1,899	1,788	1,810	6.2%
Overseas territories	5	11	11	-54.5%
Abroad	121	130	130	-6.9%
Total	**2,025**	**1,929**	**1,951**	**5.0%**

Personnel costs increased by 5% on a comparable Group structure basis. This increase mainly results from an 0.8% rise in the average number of employees and a calendar effect on annual salary revaluations.

Air France Group

5.2 - Average number of employees

Half year ended September 30,	2003	2002	Variation
Total	**71,855**	**71,290**	**0.8%**
Fligth deck crew	5,012	4,891	2.5%
Cabin crew	13,242	12,979	2.0%
- of which employed in France	*12,974*	*12,630*	*2.7%*
- of which employed in Oversea territories and abroad	*268*	*349*	*-23.2%*
Groundstaff	53,601	53,420	0.3%
- of which employed in France	*47,041*	*46,817*	*0.5%*
- of which employed in Oversea territories and abroad	*6,560*	*6,603*	*-0.7%*
Management	9,138	8,880	2.9%
Supervisors	20,699	20,083	3.1%
Other staff	23,764	24,457	-2.8%
Pilots and cabin crew	17,295	16,875	2.5%
Instructors	646	682	-5.3%
Management	313	313	0.0%

The above number of employees is calculated on a weighted average basis based on actual paid presence.

On a current Group structure basis, the number of employees rose by 0.8%. The Group structure change does not have a material impact on the average number of employees.

6. DEPRECIATION AND AMORTIZATION

In € millions

Half year ended September 30,	2003	2002 Pro forma	2002	Variation
Net charge to depreciation/amortization	***604***	***601***	***483***	***0.5%***
- Intangible fixed assets	18	19	19	-5.3%
- Flight equipment	514	511	393	0.6%
- Other property, plant and equipment	72	71	71	1.4%
Net charge to operating provisions	***14***	***34***	***29***	**-**
- Fixed assets	(6)	-	-	-
- Inventories	2	4	4	-
- Trade receivable	5	2	2	-
- Liabilities and charges	13	28	23	-
Total	**618**	**635**	**512**	**-2.7%**

Air France Group

7. NET FINANCIAL CHARGES

In € millions

Half year ended September 30,	2003	2002	Variation
Financial expenses	*(71)*	*(86)*	*-17.4%*
- Loan interest	(48)	(55)	-12.7%
- Lease interest	(28)	(43)	-34.9%
- Capitalized interest	10	13	-23.1%
- Other financial expenses	(5)	(1)	400.0%
Financial income	*20*	*34*	*-41.2%*
- Interest on securities	1	13	-92.3%
- Net gains on securities	12	8	50.0%
- Other financial income	7	13	-46.2%
Net charges	**(51)**	**(52)**	**-1.9%**
Foreign exchange losses, net	25	30	-
Net (charge) release to provisions	20	(19)	-
Total	**(6)**	**(41)**	**-85.4%**

The interest rate used in the calculation of capitalized interest for the half year ended September 30, 2003 was 4.24%.

Foreign exchange gains for the period include an unrealized net gain of EUR 23 million (against a net gain of EUR 33 million for the period ended September 30, 2002).

"Other financial income" includes dividends received from non consolidated companies in the amount of EUR 3 million for the half year ended September 30, 2003 (compared with EUR 2 million for the half year ended September 30, 2002).

8. INCOME TAX

In € millions

Half year ended September 30,	2003	2002 Pro forma	2002
Current tax charge	(3)	(3)	(3)
Deferred tax credit (charge)	(29)	(48)	(56)
Total tax credit (charge)	**(32)**	**(51)**	**(59)**

The current tax charge relates to amounts paid or payable in the short term to the tax authorities in respect of the current year, in accordance with the regulations prevailing in various countries and any applicable treaties.

Air France Group

9. EARNINGS PER SHARE

In number of shares

Half year ended September 30,	2003	2002
Weighted average of:		
- ordinary shares issued	219,780,887	219,780,887
- treasury stock held regarding stock option plan	(1,249,464)	(1,249,464)
- treasury stock held to regulate stock market price	(1,635,034)	(723,938)
Number of shares used in the calculation of basic earnings per share	216,896,389	217,807,485
Number of shares used in the calculation of diluted earnings per share	216,896,389	217,807,485

Income used to calculate earnings per share breaks down as follows:

In € millions

Half year ended September 30,	2003	2002
Income used to calculate basic earnings per share	52	216
Income used to calculate diluted earnings per share	52	216

In €

Basic earnings (loss) per share	0.24	0.99
Diluted earnings (loss) per share	0.24	0.99

10. PROPERTY AND EQUIPMENT

In € millions

	As of September 30, 2003			As of March 31, 2003		
	Gross value	Accumulated depreciation	Net book value	Gross value	Accumulated depreciation	Net book value
Owned aircraft	7,520	3,349	4,171	7,788	3,340	4,448
Leased aircraft	2,193	754	1,439	2,229	691	1,538
Other	1,880	546	1,334	1,802	504	1,298
Flight equipment	**11,593**	**4,649**	**6,944**	**11,819**	**4,535**	**7,284**
Land & buildings	1,088	622	466	1,049	600	449
Equipment & fittings	583	426	157	593	435	158
Other	785	484	301	731	460	271
Other property & equipment	**2,456**	**1,532**	**924**	**2,373**	**1,495**	**878**
Total	**14,049**	**6,181**	**7,868**	**14,192**	**6,030**	**8,162**

The net book value of aircraft acquired subject to a reservation of ownership clause totaled EUR 919 million as of September 30, 2003 (EUR 356 million as of March 31, 2003).

The net book value of other property and equipment financed under capital lease amounts to EUR 76 million as of September 30, 2003 (EUR 78 as of March 31, 2003)

11. STOCKHOLDERS' EQUITY

11.1 - Breakdown of stock and voting rights

	As of September 30, 2003		As of March 31, 2003	
	% stock	% of voting rights	% stock	% of voting rights
French State	54.0	54.7	54.4	55.1
Employees and former employees [1]	13.2	13.4	12.9	13.1
Treasury stock [2]	1.3	-	1.3	-
Other	31.5	31.9	31.4	31.8
Total	100	100	100	100

[1] Personnel and former employees identified in funds or by a Sicovam code.

[2] The general shareholders meeting from September 28, 1999 has adopted a plan for purchasing its own shares in order to provide certain categories of its personnel with incentive plans. The number of shares maximum authorised to be purchased was 3,525,000. Whitin this autorisation, the company purchased 1,249,464 of its own shares during the period ending March 31, 2000.

Each share is entitled to one vote.

11.2 - Retained earnings

In € millions

As of	09.30.2003	03.31.2003
Distributable reserves	365	599
Accumulated deficit	-	-
Treasury stock	(25)	(25)
Other reserves	1,504	1,168
Net income	52	120
Total	1,896	1,862

Distributable reserves chiefly comprise that part of parent company results appropriated to reserves by annual stockholder meetings and special reserves of long-term capital gains taxed at reduced rates.
Other reserves include the aggregate results of consolidated subsidiaries.

12. PROVISIONS FOR LIABILITIES AND CHARGES

In € millions

As of	09.30.2003	03.31.2003
Provisions for pensions and termination payments on retirement	601	581
Provisions for restitution for aircraft under operating leases	285	307
Restructuring provisions	9	11
Provisions for third party litigations	21	39
Other provisions for liabilities and charges	135	157
Total	**1,051**	**1,095**
Of which short-term	*165*	*193*

13. SHORT AND LONG-TERM DEBT AND CAPITAL LEASES

In € millions

As of	09.30.2003	03.31.2003
Perpetual subordinated loan stock	133	169
Bonds	18	187
Capital-lease obligations	1,320	1,413
Other long-term loans	2,423	1,914
Accrued interest not yet due	34	47
Bond redemption premiums	-	-
Long-term debt and capital leases (1)	**3,928**	**3,730**
Borrowings with short-term original maturities		
Commercial paper	10	150
Short-term bank finance facilities and similar facilities	248	267
Short-term debts	**258**	**417**
Total short and long-term debt and capital leases	**4,186**	**4,147**
(1) Less than one year	*334*	*548*

13.1 - Analysis by currency

In € millions

As of	09.30.2003	03.31.2003
Euro	3,524	3,252
USD	375	374
CHF	-	68
JPY	24	29
GBP	-	-
Other currencies	5	7
Total	**3,928**	**3,730**

In July 2003, Air France finalized the securitization of aeronautic assets in the amount of EUR 435 million. This financing arrangement was secured by sixteen aircraft.
Three ten-year debt tranches were issued.
A senior floating rate A1 tranche of EUR 98.4 million with an average maturity of 5.6 years, a second senior outstanding fixed rate A2 tranche of EUR 194 million with a maturity of ten years (both tranches are secured by MBIA Assurance S.A and were given an Aaa/AAA rating by the Moody's and Fitch rating agencies respectively), a mezzanine floating rate B tranche of EUR 142.6 million with an average maturity of 5.6 years. The latter was given an A3/A rating by Moody's and Fitch respectively.

The company had not yet taken delivery of three aircraft; as a result, the company only received EUR 337 million during the semester.

As of September 30, 2003, the group had unused borrowing capacity of EUR 1 billion unaer syndicated multi-currency revolving credit lines facilities which expire in August 2006. Furthermore, the Group benefits from medium-term credit facilities totaling EUR 45million, EUR 25 million of which has been drawn as of September 30, 2003. Repayment deadlines vary between October 2003 and October 2006.

14. LEASES

14.1 - Capital leases

Air France Group

In € millions		
As of	**09.30.2003**	**03.31.2003**
Aircraft	1,465	1,574
Buildings	70	75
Equipment	3	4
Total	**1,538**	**1,653**

14.2 - Operating leases

In € millions		
As of	**09.30.2003**	**03.31.2003**
Aircraft	2,338	2,359

15. FLIGHT EQUIPMENT ORDERS

Due dates for commitments in respect of flight equipment orders are as follows :

In € millions		
As of	**09.30.2003**	**03.31.2003**
Y + 1	765	661
Y + 2	922	1,065
Y + 3	612	849
Y + 4	472	530
Y + 5	283	301
> 5 years	696	740
Total	**3,750**	**4,146**

These commitments relate to amounts in USD which are converted into French francs at the period-end exchange rate.

Through a lack of aircraft deliveries or new orders, the Air France order books with Airbus and Boeing remained stable during the first half of 2003-2004. As of September 30, 2003, 48 aircraft, 37 Airbuses (6 in storage) and 11 Boeings, were still to be delivered.

Limited adjustments to delivery dates were however finalized during the period, as part of the extension of the investment smoothing measures implemented in previous years.

In medium-haul: Airbus finally agreed on the A318 delivery schedule, resulting in a slowdown in the introduction of this aircraft. In the summer of 2004, this fleet will total six aircraft (compared to nine initially forecast). This adjustment had already been recorded in the order books at the end of March 2003.
The four aircraft presently in storage (two A320s, one A319 and one A321) will be commissioned in 2004 depending on traffic.
An agreement was entered into with Airbus to review the options for the 319/320/321 family in order to take into account the new market conditions.

In long-haul: The main decision relates to the extension of the storage period for one of the two A330-200s from 2004 to 2005, while the other aircraft is still scheduled to be commissioned by the summer of 2004 depending on traffic.
During the storage period, these aircraft remain the property of the financial entity set up following the decision to postpone delivery of these aircraft to Air France.

In the regional aircraft sector, the delivery date of a CRJ700 for Brit Air in March 2004 has been put back a year (until March 2005).
In addition, Régional acquired in October the two Embraer 145s in storage since December 2002.

Air France Group

Group's commitments concern the following aircraft :

Aircraft type	As of	To be delivered in	Y + 1	Y + 2	Y + 3	Y + 4	Y + 5	> 5 years
A 318	09.30.2003	Firm orders	6	3	4	2	-	-
		options	-	-	6	4	-	-
	03.31.2003	Firm orders	5	3	4	3	-	-
		options	-	-	3	4	3	-
A 319	09.30.2003	Firm orders	1	-	-	-	-	-
		options	-	-	4	1	-	12
	03.31.2003	Firm orders	1	-	-	-	-	-
		options	-	6	4	1	-	6
A 320	09.30.2003	Firm orders	3	1	1	-	-	-
		options	-	-	-	-	-	-
	03.31.2003	Firm orders	2	2	1	-	-	-
		options	-	-	-	-	-	-
A 321	09.30.2003	Firm orders	1	-	-	-	-	-
		options	-	-	1	-	1	-
	03.31.2003	Firm orders	1	-	-	-	-	-
		options	-	-	1	-	1	-
A 330	09.30.2003	Firm orders	2	2	1	-	-	-
		options	-	-	3	3	-	-
	03.31.2003	Firm orders	3	1	1	-	-	-
		options	-	1	3	2	-	-
A 380	09.30.2003	Firm orders	-	-	-	3	2	5
		options	-	-	-	1	1	2
	03.31.2003	Firm orders	-	-	-	3	2	5
		options	-	-	-	-	2	2
B 747	09.30.2003	Firm orders	-	1	-	-	-	-
		options	-	-	-	-	-	-
	03.31.2003	Firm orders	-	-	1	-	-	-
		options	-	-	-	-	-	-
B 777	09.30.2003	Firm orders	-	4	6	-	-	-
		options	-	-	-	3	3	4
	03.31.2003	Firm orders	-	4	6	-	-	-
		options	-	-	-	-	3	7
Embraer 145	09.30.2003	Firm orders	2	3	3	2	-	-
		options	-	-	-	-	-	-
	03.31.2003	Firm orders	2	3	3	2	-	-
		options	-	-	-	-	-	-
CRJ 700	09.30.2003	Firm orders	2	-	-	-	-	-
		options	-	-	-	-	-	-
	03.31.2003	Firm orders	3	1	-	-	-	-
		options	-	-	-	-	-	-

16 LITIGATION AND COURT ACTION

To the company's knowledge, there is no litigation, arbitration or exceptional event likely to have or have had in the recent past a significant impact on the financial position, net income, activity and assets of the company or the Group.

39th hour litigation

Before it was reduced to 35 hours, the legal working week of ground staff as set by regulation in January 1995 was increased from 38 to 39 hours in connection with the "Reconstruire Air France" plan.

Beginning in 1999, more than 4,000 employees contested the modified working week before the courts, claiming payment for the 39th hour worked each week.

In September 2002, the Court of Cassation rendered several rulings in favor of the company, which should put an end to the current proceedings.
No provision has been recorded in this regard.

Air France Group

Hall litigation

In June 2000, several travel agents residing in the state of North Carolina, USA, as well as the professional association to which they belonged (Association of Retail Travel Agents), launched a suit before a federal court of the state against several major US airlines for collusion, following a reduction in 1999 of commissions paid to the agents by these companies for the issue of tickets.

During 2002, these same travel agents gradually drew three major European airlines, including Air France, into the proceedings.

The suit initiated by the travel agents was recognized as a class action suit by the court hearing the case.

The amount of damages claimed jointly and severally against the airlines, for the alleged losses, totals USD 17,500,000,000. The amount could be tripled should the US legislation governing collusion be applied.

Air France believes the collusion charge is without merit and will seek its dismissal before the ruling court.

In its decision of October 30, 2003, the Court dismissed the travel agents' claims and cleared all the US and European airlines involved in the suit.

The plaintiffs have appealed this decision before the Court of Richmond (Virginia).

TAM Travel litigation

A certain number of travel agents, who were initially plaintiffs in the Hall case, decided to sue individually before the Court of the State of California. This litigation is identical to the Hall case. The court has temporarily decided to adjourn proceedings for reasons of procedure.

Litigation between Servair and its employees

During 2000 and at the start of 2001, a considerable number of Servair employees launched a suit before the Labor Court for payment of backdated wages. The plaintiffs stated that the time spent when dining in the company restaurant constituted a period during which the employee is under the authority of the employer and should therefore be paid as for normal working hours. Conversely, Servair considered that the time spent on meals constituted an interruption in working time that is not entitled to remuneration.

In a definitive ruling on November 8, 2001, the Court of Appeal sided with the position argued by Servair.

Other suits representing a total of 471 individual claims initiated by Servair employees over this same issue are still before the courts. The company has not recorded any provisions with respect to these disputes.

17. CASH AND CASH EQUIVALENTS

In € millions

AS OF	09.30.2003	03.31.2003
Cash at bank	241	193
Cash equivalents	961	746
Short-term bank finance and similar facilities	(248)	(267)
Cash and cash equivalents	**954**	**672**

Marketable securities with a term of more than three months upon acquisition or with a significant risk of fluctuations in value are excluded from cash equivalents.

18. SCOPE OF CONSOLIDATION AT SEPTEMBER 30, 2003

	Address	Siren	Stock	% Holding	% control	Method	Year end
AIR FRANCE SERVICES LTD	Room 229 - Terminal 2 Office Block London Heathrow Airport - Hounslow MDDX TW6 1RR - GREAT BRITAIN	Foreign	7,000,000 gbp	100	100	Fully consolidated	Dec-31
AMADEUS FRANCE	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	348 702 457	1,600 €	74	66	Fully consolidated	Mar-31
AMADEUS FRANCE SERVICES	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	356 305 326	2,880,016 €	42	57	Fully consolidated	Mar-31
AMADEUS GLOBAL TRAVEL DISTRIBUTION	Salvador de Madariaga 1 28046 Madrid - SPAIN	Foreign	27,898,000 €	23	36	Equity method	Dec-31
CRMA	ZA de la Clef de Saint-Pierre BP 10F 78996 Elancourt	312 139 215	1,300,000 €	100	100	Fully consolidated	Mar-31
GIE ITAB 320	45, rue de Paris 95747 Roissy CDG Cedex	347 907 636	-	100	100	Fully consolidated	Mar-31
HEATHROW CARGO HANDLING	Building 558-Shoreham road West Heathrow Airport - Hounslow MDDX TW6 3RN - GREAT BRITAIN	Foreign	800,000 gbp	50	50	Equity method	Dec-31
REENTON DEVELOPMENT LIMITED	Guangdong Investment Tower, 11th Floor 148 Connaught Road Central Hong Kong	Foreign	10,000	51	51	Fully consolidated	Dec-31
SODEXI	14 rue des Voyelles - BP 10301 Bat. AFE 3512 - Zone Fret 4 95703 Roissy CDG Cedex	347 960 825	2,400,000 €	60	60	Fully consolidated	Mar-31
AIR FRANCE FINANCE sub group							
ULEAG HOLDING COMPANY LTD	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
O'FIONNAGAIN HOLDING COMPANY LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 1 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 2 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 3 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 4 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 5 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 6 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 7 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 8 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 9 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 10 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 11 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 12 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 13 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 14 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 15 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 16 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
AIR FRANCE FINANCE sub group							
AIR FRANCE FINANCE	45, rue de Paris 95747 Roissy CDG Cedex	341 178 697	153,272,000 €	100	100	Fully consolidated	Mar-31
AIR AUSTRAL	BP 611 97473 Saint Denis de la Réunion	323 650 945	1,984,000 €	30	30	Equity method	Mar-31
AIR FRANCE FINANCE IRELAND	69/71 st Stephen's Green Dublin 2 IRELAND	Foreign	3,502,508	100	100	Fully consolidated	Dec-31
AIR FRANCE PARTNAIRS LEASING NV	130 Schottegatweg Oost Curaçao- DUTCH WEST INDIES	Foreign	39,209,180	45	45	Equity method	Dec-31
ALL AFRICA AIRWAYS	Les Cascades, Edith Cavell Street Port-Louis - Mauritius	Foreign	6,697,487 usd	51	51	Fully consolidated	Dec-31
BRIT AIR	Aéroport BP 156 29204 Morlaix	927 350 363	23,483,376 €	100	100	Fully consolidated	Mar-31

Air France Group

SCOPE OF CONSOLIDATION AT SEPTEMBER 30, 2003 (continued)

	Address	Siren	Stock	% Holding	% Control	Method	Year end
CITY JET	Swords Campus, Balheary Road Swords Co. Dublin - IRLANDE	Foreign	5,079,968 €	100	100	Fully consolidated	Mar-31
FREQUENCE PLUS SERVICES	51/59 avenue Ledru Rollin 94 200 Ivry sur Seine	347 944 259	2,288,000 €	100	100	Fully consolidated	Mar-31
ICARE	Aéroport BP 156 29204 Morlaix	380 582 346	1,035,488 €	100	100	Fully consolidated	Mar-31
PROTEUS DEVELOPPEMENT	Aéroport de Dijon Bourgogne 21600 Longvic	399 132 554	5,559,063 €	100	100	Fully consolidated	Mar-31
PROTEUS FINANCE	Zone industrielle La Plaine - BP 134 42163 Andrezieux	428 865 141	40,000 €	100	100	Fully consolidated	Mar-31
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Aéroport de Nantes Atlantique 44340 Bouguenais	335 351 920	100,000,000 €	100	100	Fully consolidated	Mar-31
SOCIETE D'EXPLOITATION AERONAUTIQUE	45,rue de Paris 95747 Roissy CDG Cedex	379 316 276	38,112 €	100	100	Fully consolidated	Mar-31
SOCIETE NOUVELLE AIR IVOIRE	Place de la République - Abidjan Côte d'Ivoire	Foreign	3,600,000,000 xof	39	76	Fully consolidated	Dec-31
SERVAIR subgroup							
SERVAIR (Cie d'exploitation des services auxiliaires aériens)	4 place de Londres Roissypole 95726 Roissy CDG Cedex	722 000 395	52,386,208 €	88	88	Fully consolidated	Dec-31
ACNA	Bat. 3416 Modules 100 et 200 BP 10605 95724 Roissy CDG Cedex	382 587 558	250,000 €	88	100	Fully consolidated	Dec-31
ACSAIR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	437 568 702	1,500,000 €	45	51	Fully consolidated	Dec-31
AEROSUR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	432 219 940	40,000 €	88	100	Fully consolidated	Dec-31
AFRIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	403 236 714	450,000 €	45	51	Fully consolidated	Dec-31
AIR CHEF	Via Venezia Guilia 5/a Milano ITALY	Foreign	2,000,000 €	28	25	Equity method	Dec-31
ALPHA AIRPORTS GROUP PLC	Europa House - 804 Bath road Cranford Middlesex TW5 9US GREAT BRITAIN	Foreign	17,068,000 gbp	24	27	Equity method	Jan-31
BRUNEAU PEGORIER	15 rue de la Grande Borne 77 990 Le Mesnil Amelot	572 129 377	1,365,500 €	84	95	Fully consolidated	Dec-31
CARBAG	12 chemin des glirettes 95000 Le Thillay	382 587 558	10,000 €	88	100	Fully consolidated	Dec-31
CENTRE DE PRODUCTION ALIMENTAIRE	16 rue de la Grande Borne 77990 Le Mesnil Amelot	380 885 129	1,500,000 €	88	100	Fully consolidated	Dec-31
CULINAIR PARIS	8 rue des acacias 77230 Villeneuve sous Dammartin	430 048 959	914,760 €	49	56	Fully consolidated	Dec-31
DAKAR CATERING	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	215,000,000 cfa	42	48	Equity method	Dec-31
EUROPEAN CATERING SERVICES	The Corporation Trust Company 1209 Orange Street Wilmington DE 19801 USA	Foreign	4,860,000 usd	88	100	Fully consolidated	Dec-31
FLYING FOOD CATERING	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	920,000 usd	43	49	Equity method	Dec-31
FLYING FOOD MIAMI	1650 N.W - 70 th Avenue Miami, Florida 33299 USA	Foreign	6,000,000 usd	43	49	Equity method	Dec-31
FLYING FOOD SAN FRANCISCO	810 Malcom Road Burlingame California 94010 USA	Foreign	3,000,000 usd	39	44	Equity method	Dec-31
FLYING FOOD SERVICES	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	450,000 usd	43	49	Equity method	Dec-31
JET CHEF	Zone d'aviation d'affaires 93350 Aéroport du Bourget	382 587 541	380,000 €	88	100	Fully consolidated	Dec-31
LOGAIR	4 place de Londres Roissypole 95726 Roissy CDG Cedex	443 014 527	40,000 €	44	50	Proportionally consolidated	Dec-31
LOME CATERING SA	Aéroport de Lomé BP 3688 TOGO	Foreign	100,000,000 cfa	16	35	Equity method	Dec-31
MACAU CATERING SERVICES	Catering Building Macau International Airport	Foreign	16,000,000 mop	15	34	Equity method	Dec-31
MALI CATERING	Aéroport de Bamako Sénou BP E3803 - Bamako MALI	Foreign	350,000,000 cfa	63	99	Fully consolidated	Dec-31

Air France Group

SCOPE OF CONSOLIDATION AT SEPTEMBER 30, 2003 (continued)

	Address	Siren	Stock	% Holding	% Control	Method	Year end
ORLY AIR TRAITEUR	1 rue du Pont des Pierres 91320 Wissous	384 030 680	5,700,000 €	89	100	Fully consolidated	Dec-31
PASSERELLE	Route du Midi Bat 3441 - BP 10605 95724 Roissy CDG Cedex	433 032 828	7,500 €	88	100	Fully consolidated	Dec-31
PMAIR	Bat. 3416 - Route du Midi 93290 Tremblay	437 927 882	8,000 €	45	51	Fully consolidated	Dec-31
SEREP	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	30,600,000 cfa	29	33	Equity method	Dec-31
SERVAIR EUREST	Avenida 11 de Septiembre Poligono Mas Blau 08820 El Prat de Llobregat Barcelona - SPAIN	Foreign	710,797 €	31	35	Equity method	Dec-31
SERVAIR SATS	PO Box 3 Singapoure Changi Airport 918141 SINGAPORE	Foreign	1,040,000 sgd	45	51	Fully consolidated	Dec-31
SERVANTAGE	12 chemin des glirettes 95000 Le Thillay	424 657 179	37,500 €	88	100	Fully consolidated	Dec-31
SESAL	Aéroport Léon Mba PO Box 20303 Libreville - GABON	Foreign	250,000,000 cfa	35	40	Equity method	Dec-31
SOCIETE IMMOBILIERE AEROPORTUAIRE	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	722 003 795	1,905,000 €	88	100	Fully consolidated	Dec-31
SKYCHEF	International Airport PO Box 450 Victoria - Point Larue Mahé - SEYCHELLES	Foreign	312,500 scr	48	55	Fully consolidated	Mar-31
SKYLOGISTIC	BP 121 69125 Lyon St Exupéry Aéroport	423 049 089	37,500 €	88	100	Fully consolidated	Dec-31
SOGRI	Aéroport de Cayenne Rochambeau 97351 Matoury	320 750 763	225,000 €	85	97	Fully consolidated	Dec-31
SORI	Zone de fret Nord Aéroport Pôle Caraïbes 97139 Abymes	322 055 187	50,000 €	44	50	Fully consolidated	Dec-31
SPECIAL MEALS CATERING	16 rue de la Grande Borne 77990 Le Mesnil Amelot	429 627 474	7,622 €	88	100	Fully consolidated	Dec-31

Air France Group